Filed Pursuant to Rule 433
Registration Statement No. 333-262548

Issuer Free Writing Prospectus

Republic of Chile
US$1,600,000,000 5.650% Notes due 2037
Final Terms and Conditions
As of January 7, 2025

Issuer:	Fisco de la Republica de Chile (“Republic of Chile”, or “Chile”)
Title:	5.650% Notes due 2037.
Expected Notes Ratings[1] :	A2/A/A- (Moody’s/S&P/Fitch)
Issuer Ratings[1]:	A2(sta)/ A(sta)/ A-(sta) (Moody’s/S&P/Fitch)
Currency:	U.S. Dollars (US$)
Principal Amount:	US$1,600,000,000
Maturity Date:	January 13, 2037
Trade Date:	January 7, 2025
Expected Settlement Date (T+4):	January 13, 2025
Benchmark Treasury:	UST 4.250% due November 15, 2034
Benchmark Treasury Price/Yield:	96-18 / 4.689%
Spread to Benchmark Treasury:	105 basis points
Yield to Maturity:	5.739%
Public Offering Price:	99.236% plus accrued interest, if any, from (and including) January 13, 2025 to (but excluding) the Settlement Date.
Interest:	5.650% per annum payable annually in arrears.
Payment of Interest:	Amounts due in respect of interest will accrue and be paid annually in arrears.
Interest Payment Dates:	Interest payment dates shall be on January 13 and July 13 of each year, commencing on July 13, 2025.

Optional Redemption:

Prior to October 13, 2036 (three months prior to their maturity date) (the “Par Call Date”), Chile may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, Chile may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Chile as described under “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement.

See “Description of the Notes—General Terms of the Notes” in the preliminary prospectus supplement.

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof
Day Count:	30/360
Format:	SEC Registered; Global
CUSIP/ISIN	168863EE4 / US168863EE43
Governing Law:	State of New York

Listing:	Application will be made to the London Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange’s ISM.
Joint Lead Managers and (Allocation):	BNP Paribas Securities Corp. (US$400,000,000) Citigroup Global Markets Inc. (US$400,000,000) HSBC Securities (USA) Inc. (US$400,000,000) J.P. Morgan Securities LLC (US$400,000,000)
Joint Bookrunners:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.

Delivery of the notes is expected on or about January 13, 2025, which will be the fourth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to one business day before the date of delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BNP Paribas Securities Corp. at +1-800-854-5674 (toll free), Citigroup Global Markets Inc. at +1-800-831-9146 (toll free), HSBC Securities (USA) Inc. at +1-866-811-8049 and J.P. Morgan Securities LLC at +1-212-834-4533.

The following additional information of Chile and regarding the notes is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465924104194/tm2424310d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465924106558/tm2425643d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925001384/tm252010d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925001568/tm252010d3_424b3.htm

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and Chile that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.